P.E. 2/11/02



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

# P&O PRINCESS CRUISES PLC

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February



Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

## SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 13 February 2002

By: ______________________

Name: Chloe Marshall

Title: Corporate Counsel

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1) Name of company

P&O Princess Cruises plc

2) Name of shareholder having a major interest

Morgan Stanley Securities Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

N/a

8) Percentage of issued class

N/a

9) Class of security

Ordinary shares of 50c each

10) Date of transaction

11 February 2002

11) Date company informed

13 February 2002

12) Total holding following this notification

28,395,260 ordinary shares

13) Total percentage holding of issued class following this notification

4.10%

14) Any additional information

Morgan Stanley Securities Limited (MSSL) has transferred from time to time 17,161,747 shares to a third party on terms which gave MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in the 17,161,747 shares is pursuant to Section 208(5) of the Companies Act 1985.

15) Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification

Simon Pearce, Company Secretary

Date of notification ...13 February 2002.....